EXHIBIT 12.1

SUMMIT MIDSTREAM PARTNERS, LP
RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis. For purposes of computing the ratio of earnings to fixed charges, "earnings" are defined as income before taxes plus fixed charges less capitalized interest. "Fixed charges" consist of interest expensed and capitalized, amortization of deferred loan costs and an estimate of interest within rent expense.

	Year ended December 31,
	2015 (1)	2014 (2)	2013	2012	2011
	(Dollars in thousands)
Earnings:
(Loss) income before income taxes	$(187,485)	$(14,103)	$53,566	$43,679	$38,646
Add (deduct):
Fixed charges	52,416	44,532	25,926	15,794	6,579
Capitalized interest	(3,137)	(3,778)	(6,255)	(2,784)	(3,362)
Total earnings	$(138,206)	$26,651	$73,237	$56,689	$41,863
Fixed Charges:
Interest expense	$48,616	$40,159	$19,173	$12,766	$3,054
Capitalized interest	3,137	3,778	6,255	2,784	3,362
Estimate of interest within rent expense	663	595	498	244	163
Total fixed charges	$52,416	$44,532	$25,926	$15,794	$6,579

Ratio of earnings to fixed charges	—	0.60	2.82	3.59	6.36
__________
(1) The ratio of earnings to fixed charges was negative for the year ended December 31, 2015. To achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $190.6 million of earnings for the year ended December 31, 2015. Loss before income taxes for the year ended December 31, 2015 included $248.9 million of goodwill impairments.
(2) The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2014. To achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $17.9 million of earnings for the year ended December 31, 2014. Loss before income taxes for the year ended December 31, 2014 included $54.2 million of goodwill impairment.

EX12.1-1